November 9, 2004

Mail Stop 0408

By U.S. Mail and Facsimile to (202) 362-2902

Robert E. Balletto
President, Chief Executive Officer and Director
Georgetown Bancorp, Inc.
2 East Main Street
Georgetown, Massachusetts 01833

Re:	Georgetown Bancorp, Inc.
	Amendment No. 1 to Form SB-2,  filed October 28, 2004
	File No. 333-119007

Dear Mr. Balletto:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Developments - page 27

1. You discuss on page 28 that you undertook a leverage transaction during the three months ended September 30, 2004. Please revise to describe the amount of the transaction as well as the rate incurred on the advances from the Federal Home Loan Bank of Boston and the special rate you offered on the three-year certificates of deposit to fund this transaction.

Georgetown Savings Bank May Use... - page 33

2. Please disclose the estimated cost of establishing a new branch.

Business Strategy - page 44

3. We note your response to prior comment 12. If the company has determined a target or maximum for multi-family, commercial real estate, and commercial loans as a percentage of its loan portfolio, please disclose this.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations - page 43

Critical Accounting Policies  - page 43
Comparison of Operating Results for the Years Ended June 30, 2004 and
2003 - page 46

4. We note your supplemental response to our prior comment 13. However, it appears that your revised disclosures on page 44 do not fully address all of the components of our original comment. In addition, we note your revisions to page 48 in response to our prior comment 14. However, your disclosure on page 48 that you adjust the level of allowance primarily based on increases in the size of the overall portfolio (and not the composition of the portfolio) is not consistent with your disclosures on page 43 and 44. In your critical accounting policies disclosure related to the allowance for loan loss, you state that your general reserve is determined by segregating the remaining loans by type of loan, risk weighting, and payment history. Please revise the relevant sections of your MD&A and consolidated financial statements as necessary to clarify this apparent contradiction in your policy.

5. As a related matter, you refer to a margin of imprecision as a basis for supporting your unallocated portion of the allowance for loan losses. While we understand there is an inherent uncertainty in determining the allowance for loan losses and the supporting subjective factors considered, your current unallocated levels appear to reflect more than a margin of imprecision. We would have anticipated additional current unallocated amounts reflective in particular loan categories due to inherent levels of risk, loan growth and other factors. We suggest your review your entire allocation of the allowance for loan loss table for the periods presented and revise the calculations and relevant disclosures consistent with the above comment as needed.

Consolidated Financial Statements - page F-1

Note 1 - Summary of Significant Accounting Policies - page F-8

6. We note your response to our prior comment 26. Please revise to disclose how you would calculate an impairment loss under SFAS 144 if you determined impairment to exist.


*      *      *

Closing Comments

      7. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Lisa Haynes, Staff Accountant, at (202) 824-5398 or John Nolan, Branch Chief, at (202) 942-1783 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at
(202) 942-2889 with any other questions.

						Sincerely,



William Friar
Senior Financial Analyst

cc:	Robert B. Pomerenk, Esq.
	Kent M. Krudys, Esq.
	Luse Gorman Pomerenk & Schick, P.C.
	5335 Wisconsin Avenue, N.W.
	Suite 400
	Washington, D.C. 20015



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Georgetown Bancorp, Inc.
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